CM

13010129

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COMMISSION

20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2013 SEC MAIL PROCESSING WASH, DC 193 SECTION

SEC FILE NUMBER
8- 67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main St
(No. and Street)

Columbia (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires 803.931.1693 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

225 Peachtree St NE Suite 600 Atlanta GA
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/9/13

OATH OR AFFIRMATION

I, Sharon W. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2012 and 2011

(With Independent Auditors' Report Thereon)

TABLE OF CONTENTS

DIXON HUGHES GOODMAN LLP
positively unique

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Citizens Securities Corporation:

Report of the Financial Statements

We have audited the accompanying financial statements of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Atlanta, Georgia
February 25, 2013

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash (Note 5)	$ 4,357,581	$ 5,056,639
Investment securities available-for-sale, at fair value (Note 3)	4,685,730	2,206,192
Furniture and equipment, net (Note 4)	16,376	25,124
Prepaid expenses	75,190	100,985
Commissions receivable	34,245	60,691
Other assets	305,848	7,885
Total assets	9,474,970	7,457,516
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 5)	1,114,901	833,880
Accrued compensation expense	446,958	497,309
Total liabilities	1,561,859	1,331,189
Stockholder's equity (Note 9):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	7,165,801	5,380,634
Accumulated other comprehensive loss, net of deferred taxes of $1,600 at December 31, 2012 and $2,449 at December 31, 2011	(2,690)	(4,307)
Total stockholder's equity	7,913,111	6,126,327
Total liabilities and stockholder's equity	$ 9,474,970	$ 7,457,516

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the years ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Commissions	$ 9,390,781	$ 8,022,763
Gain on sale of investments	658	1,268
Other income	26,986	79,724
Total revenues	9,418,425	8,103,755
EXPENSES		
Employee compensation and benefits (Note 7)	5,353,890	4,877,305
Brokerage fees	704,828	557,601
Fees paid to Related Parties (Note 5)	156,291	156,291
Professional fees	35,381	42,597
Printing and office supplies	18,730	16,742
Depreciation expense	11,632	10,719
Furniture and equipment expense	7,385	13,305
Other expenses	283,131	298,675
Total expenses	6,571,268	5,973,235
Income before income taxes	2,847,157	2,130,520
Income tax expense (Note 6)	(1,061,990)	(794,683)
Net income	$ 1,785,167	$ 1,335,837

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Comprehensive Income
For the years ended December 31, 2012 and 2011

	For the Year ended December 31,	
	2012	2011
NET INCOME	$ 1,785,167	$ 1,335,837
OTHER COMPREHENSIVE INCOME (LOSS):		
Net unrealized gains (losses) on investment securities available-for-sale	3,124	(9,336)
Tax effect	(1,076)	3,342
Net unrealized gains (losses) on investment securities available-for-sale, net of taxes	2,048	(5,994)
Reclassification adjustment for gains on securities available-for-sale included in net income	(658)	(1,268)
Tax effect	227	454
Reclassification adjustment for gains on securities available-for-sale included in net income, net of taxes	(431)	(814)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	1,617	(6,808)
TOTAL COMPREHENSIVE INCOME	$ 1,786,784	$ 1,329,029

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2012 and 2011

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance at December 31, 2010	1	$ 100	$ 749,900	$ 4,044,797	$ 2,501	$ 4,797,298
Net income	—	—	—	1,335,837	—	1,335,837
Other comprehensive loss	—	—	—	—	(6,808)	(6,808)
Balance at December 31, 2011	1	$ 100	$ 749,900	$ 5,380,634	$ (4,307)	$ 6,126,327
Net income	—	—	—	1,785,167	—	1,785,167
Other comprehensive income	—	—	—	—	1,617	1,617
Balance at December 31, 2012	1	$ 100	$ 749,900	$ 7,165,801	$ (2,690)	$ 7,913,111

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,785,167	$ 1,335,837
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,632	10,719
Net amortization of premiums and discounts on investment securities	30,205	1,445
Gain on sale of investment securities available-for-sale	(658)	(1,268)
Decrease (increase) in prepaid expenses	25,795	(75,124)
Decrease (increase) in commissions receivable	26,446	(34,198)
Increase in other assets	(298,812)	(2,806)
Net change in due to Related Parties	281,021	98,582
(Decrease) increase in accrued compensation expense	(50,351)	176,533
Net cash provided by operating activities	1,810,445	1,509,720
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(2,884)	(11,189)
Purchase of investment securities available-for-sale	(4,745,752)	(2,660,997)
Proceeds from maturities of investment securities available-for-sale	1,700,000	1,000,000
Proceeds from calls of investment securities available-for-sale	500,000	--
Proceeds from sales of investment securities available-for-sale	39,133	38,096
Net cash used by investing activities	(2,509,503)	(1,634,090)
Decrease in cash	(699,058)	(124,370)
Cash at beginning of year	5,056,639	5,181,009
Cash at end of year	$ 4,357,581	$ 5,056,639

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First Citizens and other subsidiaries of Bancorporation are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Investment Securities Available for Sale
Investments are classified as available-for-sale and are accounted for at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of deferred taxes, are presented as a separate component of stockholder's equity in accumulated other comprehensive income. The cost of securities sold is specifically identified for use in calculating realized gains and losses.

(b) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(c) Income Taxes
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(d) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) Comprehensive Income
Comprehensive income consists of net income for the period and unrealized gains and losses on investment securities available-for-sale, net of deferred income taxes.

NOTE 3 – INVESTMENTS

The cost and the estimated fair value of investment securities available-for-sale at December 31 along with gross unrealized gains and losses determined on an individual security basis are presented below.

Available-for-sale at December 31, 2012:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 4,524,545	$ 1,674	$ 1,116	$ 4,525,103
Other	165,475	38	4,886	160,627
Total	$ 4,690,020	$ 1,712	$ 6,002	$ 4,685,730

Available-for-sale at December 31, 2011:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 2,008,998	$ 852	$ 620	$ 2,009,230
Other	203,950	1,257	8,245	196,962
Total	$ 2,212,948	$ 2,109	$ 8,865	$ 2,206,192

At December 31, 2012, the Company had six securities having a continuous unrealized loss position for less than 12 months and three securities having a continuous unrealized loss position for more than 12 months. Securities with unrealized losses were as follows:

	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$1,116	$1,762,708	$ —	$ —
Other	—	—	4,886	146,114
Total securities with unrealized losses	**$1,116**	**$1,762,708**	**$ 4,886**	**$146,114**

At December 31, 2011, the Company had seven securities having a continuous unrealized loss position for less than 12 months and one security having a continuous unrealized loss position for more than 12 months. Securities with unrealized were as follows:

	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 620	$ 552,421	$ —	$ —
Other	8,012	142,987	233	14,243
Total securities with unrealized losses	**$ 8,632**	**$ 695,408**	**$ 233**	**$ 14,243**

The Company has continued its ongoing monitoring process to review its investments portfolio to ensure that investments which may be other-than-temporarily impaired are identified on a timely basis.

Proceeds from the sale of available-for-sale investments were $53,875 and $38,096 in 2012 and 2011, respectively. Gross realized gains were $658 and $1,268 in 2012 and 2011, respectively.

The following table provides maturity information for investment securities at December 31, 2012.

Years to maturity	Cost	Estimated Fair Value
Due in 1 year or less	$ 3,111,666	$ 3,112,076
Due after 1 year through 5 years	1,578,354	1,573,654
	$ 4,690,020	$ 4,685,730

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2012	2011
Furniture and equipment	$ 81,819	$ 78,935
Less: Accumulated depreciation	(65,443)	(53,811)
Total premises and equipment	$ 16,376	$ 25,124

Provisions for depreciation were $11,632 and $10,719 for the years ended December 31, 2012 and 2011, respectively.

NOTE 5 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2012 and 2011, the Company had $302,762 and $778,640, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists primarily of taxes due to the Parent and various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2012 and 2011, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 6 – INCOME TAXES

The components of income tax expense are as follows:

	2012	2011
Current:		
Federal	$ 1,012,256	$ 745,681
State	65,485	49,002
	1,077,741	794,683
Deferred - Federal	(15,751)	—
	$ 1,061,990	$ 794,683

The significant components of FC Securities deferred tax liabilities and assets pursuant to ASC 740, which are included in "Other assets" on the Balance Sheet, are as follows:

	2012	2011
Deferred tax assets:		
Employee benefits	$ 119,118	$ —
Mark-to-market of available-for-sale-securities	1,600	2,449
Total deferred tax assets	120,718	2,449
Deferred tax liabilities:		
Depreciation	$ 1,218	$ —
Other	57	—
Total deferred tax liabilities	1,275	—
Net deferred tax asset	$ 119,443	$ 2,449

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	2012	2011
Income tax expense at federal rate	$ 996,505	$ 745,681
State taxes	65,485	49,002
	$ 1,061,990	$ 794,683

As of the year ended December 31, 2011, net income components of the Company's deferred tax assets and liabilities were reported on the Balance Sheet of the Parent. In order to properly associate these components with the activities that created them, these components were reclassified to FC Securities during the year ended December 31, 2012. Accordingly, the effect of this reclassification is reflected in the deferred component of income tax expense for the year ended December 31, 2012. Deferred taxes associated with unrealized losses on investment securities available-for-sale reflected in Accumulated Other Comprehensive Income were $1,600 as of December 31, 2012 and $2,449 as of December 31, 2011.

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. For the years ended December 31, 2012 and 2011, pension expense of $21,421 and $12,431 was allocated, respectively, to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan and an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and received benefits beginning January 1, 2008 (the "Plans"), covering substantially all full-time employees, including the employees of the Company. The Plans permit eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2012 and 2011, the Company made matching contributions of approximately $181,996 and $169,183, respectively, to the Plans. The Plans are available for employees after completion of thirty-one days of consecutive service.

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management. The fair value of investment securities is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of discounted cash flow models and similar techniques.

Among the Company's assets and liabilities, investment securities available for sale are reported at their fair values on a recurring basis.

For assets carried at fair value, the following table provides fair value information as of December 31, 2012:

		Fair value measurements at December 31, 2012		
	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$4,525,103	$4,525,103	$ —	$ —
Other	160,627	—	160,627	—
Total investment securities available-for-sale	$4,685,730	$4,525,103	$160,627	$ —

For assets carried at fair value, the following table provides fair value information as of December 31, 2011:

		Fair value measurements at December 31, 2011		
	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$2,009,230	$2,009,230	$ —	$ —
Other	196,962	—	196,962	—
Total investment securities available-for-sale	$2,206,192	$2,009,230	$196,962	$—

NOTE 9 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital as defined of $7,436,998; the Company's aggregate indebtedness to net capital ratio was .21 to 1.

At December 31, 2011, the Company had net capital as defined of $5,584,044; the Company's aggregate indebtedness to net capital ratio was .24 to 1.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2013, the date these financial statements were issued, and there were no significant subsequent events to disclose or recognize.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**

(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2012

	2012
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 1,561,859
NET CAPITAL	
Total stockholder's equity	7,913,111
Less nonallowable assets:	
Prepaid expenses	75,190
Excess cash deposit with the Parent bank	21,960
Other assets	331,364
Net capital before haircuts	7,484,597
Haircut adjustment	(47,599)
Net capital	7,436,998
Capital requirement	105,588
Net capital excess	$ 7,331,410
Ratio – aggregate indebtedness to net capital	.21 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2012.

See the accompanying Independent Auditors' Report.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and promptly deposited in a bank account of the clearing agent. Securities received are promptly forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $-0- at December 31, 2012.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2012.

See the accompanying Independent Auditors' Report.

DIXON HUGHES GOODMAN LLP

positively unique

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
First Citizens Securities Corporation:

In planning and performing our audit of the financial statements of First Citizens Securities Corporation (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Atlanta, Georgia
February 25, 2013

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7T)

DIXON HUGHES GOODMAN LLP

positively unique

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Citizens Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include the FOCUS reports and the commission payout schedules, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Atlanta, Georgia
February 25, 2013